EXHIBIT 99.1

POET Technologies’ DenseLight Subsidiary Announces Sampling of Avalanche Photodiodes and PIN Photodiodes for the 10G Datacom & Telecom Markets

Detector portfolio to include Monitor Photodiodes and Photodiode arrays for 100G Datacom applications

SAN JOSE, Calif., Sept. 06, 2017 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET”) (OTCQX:POETF) (TSX Venture:PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides, and Photonic Integrated Circuits (PIC) for the data communication and telecom markets, today announced its wholly-owned subsidiary, DenseLight Semiconductors, an innovator of high performance lasing solutions for optical sensing applications, has begun sampling Avalanche Photodiodes (APD) and PIN Photodiodes (PIN) for the 10G Datacom and Telecom markets. In addition, DenseLight has also begun sampling its Monitor Photodiode (MPD) arrays for applications in 100G Datacom applications. The MPD arrays are available in a 1x4 configuration for Quad Channel applications with customizable pitches.

The APD and PIN products are targeted at the GPON FTTx markets, specifically Optical Line Terminal (OLT) and Optical Network Unit (ONU) devices. DenseLight’s solutions are expected to provide a cost competitive alternative to current offerings, while meeting the performance needs of customers deploying systems in these markets.

The APD and the PIN are top illuminated mesa InGaAs-based chips. The APD has a 30um aperture, and the PIN has a 40um aperture. Both are available in a three pad (G-S-G) option and a dual pad version. These devices have been optimized for 10Gb/s applications.

Key features:

APD
·   High bandwidth APDs
·   Dark Current < 5nA
·   Operating temperature range of -40C to 85C
·   Responsivity 0.9W/A @ 1310nm & 1550nm
·   Sensitivity ~ -31dBm @ BER of 10-12

PIN
·   High bandwidth PINs
·   Dark Current < 5nA
·   Operating temperature range of -40C to 85C
·   Responsivity 0.9W/A @ 1310nm & 1550nm

DenseLight Semiconductors is exhibiting its suite of standard components for Data Communications and Sensing applications, along with its 100G compatible CWDM and LAN WDM multiplexing solutions, at the China International Optoelectronic Expo (CIOE) (Hall 6, Booth 6001/6002) on September 6-9, 2017.

About POET Technologies Inc.
POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions. POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:
Shelton Group
Brett L. Perry
sheltonir@sheltongroup.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Forward-looking information and statements include the Company’s expectations with respect to the capability, functionality, performance and cost of its technology as of the date of this news release. The Company assumes no obligation to update or revise this forward-looking information and statements except as required by law. Please refer to the Company’s filings with the Canadian and U.S. Securities Commissions for the full safe harbor language.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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